                                                                    EXHIBIT 99.1
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------

                         FIRSTAMERICA AUTOMOTIVE, INC.
            (Exact name of registrant as specified in its charter)




       DELAWARE                          2-297254-NY              88-0206732
(State or other jurisdiction of    (Commission File Number)  (I.R.S. Employer
of incorporation or organization)                            Identification No.)

         601 BRANNAN STREET
          SAN FRANCISCO, CA                                  94107
(Address of principal executive offices)                   (Zip Code)


      Registrant's telephone number, including area code:  (415) 284-0444

        (Former name, former address and former fiscal year, if changed since last report)

                               BEVERLY HILLS BMW
                         INDEPENDENT AUDITOR'S REPORT
                                      AND
                             FINANCIAL STATEMENTS

                                   CONTENTS


                                                                PAGE

INDEPENDENT AUDITOR'S REPORT                                     F-2

FINANCIAL STATEMENTS

 Balance sheets                                                  F-3

 Statements of operations and retained earnings                  F-5

 Statements of cash flows                                        F-6

 Notes to financial statements                                   F-7

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
FirstAmerica Automotive, Inc.:

We have audited the accompanying balance sheets of Beverly Hills BM, LTD. (DBA Beverly Hills BMW) as of December 31, 1997 and 1996 and the related statements of operations and retained earnings and cash flows for the three years ended December 31, 1997. These financial statements are the responsibility of FirstAmerica Automotive Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beverly Hills BMW (as defined in note 1) as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

March 5, 1999

                               BEVERLY HILLS BMW
                                BALANCE SHEETS
                                (IN THOUSANDS)

                                                  MARCH 31,
                                                    1998           DECEMBER 31,
                                                (UNAUDITED)       1997        1996
                                                -----------     --------   ---------
      Assets
Cash                                               $   856      $     -    $      -
Accounts receivable (note 2)                         2,186        2,662       1,446
Inventories (note 3)                                 6,840        6,192       7,696
Deposits and prepaid expenses                           36           76          86
                                                -----------     --------   ---------

      Total current assets                           9,918        8,930       9,228

Property and equipment, net (note 4)                   563          602         690

Goodwill                                             1,467        1,500       1,633
                                                -----------     --------   ---------
      Total assets                                 $11,948      $11,032     $11,551
                                                ===========     ========   =========

See accompanying notes to financial statements.

                               BEVERLY HILLS BMW
                          BALANCE SHEETS (CONTINUED)
                                (IN THOUSANDS)


                                                  MARCH 31,
                                                    1998           DECEMBER 31,
                                                (UNAUDITED)       1997        1996
                                                -----------     --------   ---------
        Liabilities and Partners' Capital

Current liabilities:
  Cash overdraft                                   $      -      $   236    $    499
  Due to affiliate                                      195          195         195
  Accounts payable                                      174          184         114
  Accrued liabilities                                 1,265        1,270       1,007
  Floor plan notes payable (note 3)                   5,608        4,652       6,002
  Current portion of long-term debt (note 5)            373          373         377
                                                -----------     --------   ---------
        Total current liabilities                     7,615        6,910       8,194

Long-term debt, net of current portion (note 5)       2,431        2,525       2,898
                                                -----------     --------   ---------

        Total liabilities                            10,046        9,435      11,092

Commitments (note 6)

Partners' capital:
  Paid in capital                                       404          404         404
  Retained earnings                                   1,498        1,193          55
                                                -----------     --------   ---------

        Total partners' capital                       1,902        1,597         459
                                                -----------     --------   ---------

                                                    $11,948      $11,032     $11,551
                                                ===========     ========   =========

See accompanying notes to financial statements.

                              BEVERLY HILLS BMW
                STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                (IN THOUSANDS)

                                                    THREE MONTHS ENDED MARCH 31,
                                                       1998            1997       TWELVE MONTHS ENDED DECEMBER 31,
                                                    (UNAUDITED)     (UNAUDITED)      1997      1996       1995
                                                    ------------  -------------   --------  ---------  -----------
Sales:
 Vehicle                                               $15,446       $10,777      $45,021     $39,491     $33,591
 Service, parts, and other                               2,182         2,261        8,709       8,368       8,260
                                                    ------------  -------------   --------  ---------  -----------
     Total sales                                        17,628        13,038       53,730      47,859      41,851
Cost of sales                                           14,802        10,774       44,443      39,282      35,043
                                                    ------------  -------------   --------  ---------  -----------
     Gross profit                                        2,826         2,264        9,287       8,577       6,808

Operating expenses:
 Selling, general and administrative                     2,134         1,563        6,842       6,466       6,042
 Depreciation and amortization                              72            61          249         243         240
                                                    ------------  -------------   --------  ---------  -----------
 Operating income                                          620           640        2,196       1,868         526

Other income (expense):
 Interest income                                             4             2           45          18          26
 Interest expense                                         (198)         (226)        (861)       (871)       (968)
 Other, net                                                 (1)            1           (2)        (18)        (35)
                                                    ------------  -------------   --------  ---------  -----------
     Net Income (loss)                                     425           417        1,378         997        (451)

Retained earnings (deficit), beginning of period         1,193            55           55        (717)       (119)
Distributions                                             (120)          (60)        (240)       (225)       (147)
                                                    ------------  -------------   --------  ---------  -----------
Retained earnings (deficit), end of period             $ 1,498       $   412      $ 1,193     $    55     $  (717)
                                                    ============  =============   ========  =========  ===========

See accompanying notes to financial statements.

                               BEVERLY HILLS BMW
                           STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                THREE MONTHS ENDED MARCH 31,
                                                                   1998            1997        YEAR ENDED ENDED DECEMBER 31,
                                                                (UNAUDITED)     (UNAUDITED)      1997      1996       1995
                                                                ------------  -------------   --------  ---------  -----------
Cash flows from operating activities:
 Net income (loss)                                                     $ 425       $  417       $ 1,378   $   997     $(451)
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
   Depreciation and amortization                                          72           61           249       243       240
Changes in operating assets and liabilities:
    Receivables and contracts in transit                                 476         (152)       (1,216)      326      (689)
    Inventories                                                         (648)       1,220         1,504    (2,042)       34
    Deposits and prepaid expenses                                         40          (20)           10        (5)       41
    Cash overdraft                                                      (236)        (499)         (263)       27       184
    Flooring notes payable                                               956         (760)       (1,350)      394       711
    Accounts payable and accrued liabilities                             (15)         (33)          333        19       505
                                                                 ------------  -------------   --------  ---------  -----------

     Net cash (used in) provided by operating activities               1,070          234           645       (41)      575
                                                                 ------------  -------------    --------  ---------  -----------
Cash flows from investing activities:
 Capital expenditures, net                                                 -           (7)          (28)      (22)      (49)
                                                                 ------------  -------------    --------  ---------  -----------
     Net cash used in investing activities                                 -           (7)          (28)      (22)      (49)
                                                                 ------------  -------------    --------  ---------  -----------

Cash flows from financing activities:
 Proceeds from long-term debt                                              -            -             -       666         -
 Payments on long-term debt                                              (94)         (95)         (377)     (378)     (379)
 Distributions to stockholder                                           (120)         (60)         (240)     (225)     (147)
                                                                  ------------  -------------    --------  ---------  -----------

    Net cash (used in) provided by financing activities                 (214)        (155)         (617)       63      (526)
                                                                 ------------  -------------     --------  ---------  -----------
    Net increase in cash                                                 856           72             -         -         -

Cash at beginning of the period                                            -                          -         -         -
                                                                 ------------  -------------    --------  ---------  -----------
Cash at end of the period                                              $ 856       $   72        $    -    $    -     $
                                                                 ============  =============    ========  =========  ===========

Supplemental disclosures of cash flow information:
 Cash paid during the year for interest                                $ 161       $  163        $  642    $  653     $ 648
                                                                ============  =============     ========  =========  ===========

 Cash paid during the year for taxes                                   $   -       $    -        $    -    $     -    $   -
                                                                ============  =============     ========  =========  ===========

See accompanying notes to financial statements.

                               BEVERLY HILLS BMW
                         NOTES TO FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  ORGANIZATION AND BUSINESS

         Beverly Hills BMW (the Partnership) was formed as a general partnership on January 15, 1994 in order to acquire certain assets to operate as an authorized dealer in BMW automobiles, and other BMW products. In addition, the Partnership retails and wholesales replacement parts and used automobiles and provides vehicle servicing. The Partnership commenced operations in April of 1994.

    (b)  BASIS OF PREPARATION

         The accompanying financial statements reflect the historical financial position, results of operations and cash flows for Beverly Hills BMW, all of which were subsequently sold to FirstAmerica Automotive, Inc. (note 8).

    (c)  CASH AND CASH EQUIVALENTS

         The Partnership considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

    (d)  INVENTORIES

         Inventories are stated at the lower of cost or market, vehicle cost is determined using the specific identification basis. Parts and accessories cost is determined using the first-in, first-out (FIFO) basis which approximates the lower of cost or market.

    (e)  PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. Property and equipment are being depreciated on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. The range of estimated useful lives are as follows:

                Leasehold improvements               5 to 10 years
                Equipment                            5 to 7 years
                Furniture and fixtures               5 to 7 years
                Company vehicles                     5 years

         The cost of maintenance and repairs is expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the account, and any gain or loss is credited or charged to income.

    (f)  GOODWILL

         Goodwill is being amortized using the straight-line method over 15 years.

    (g)  INCOME TAXES

         The Partnership files its income tax return on the accrual basis and does not pay income taxes, as any income or loss is included in the tax returns of the individual partners. Accordingly, no provision for taxes is made in the financial statement.

    (h)  FINANCIAL INSTRUMENTS

         The carrying amounts of trade receivables, trade payables, accrued liabilities and short-term borrowings approximate fair value because of the short-term nature of these instruments.

         Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    (i)  ADVERTISING

         The Partnership expenses production and other costs of advertising as incurred. Advertising expenses were $38,000 and $90,000 for the unaudited three month periods ended March 31, 1998 and 1997, respectively, and $311,000, $364,000 and $278,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

    (j)  CONCENTRATIONS OF CREDIT RISK

         Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Partnership's customer base.

    (k)  USE OF ESTIMATES

         These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    (l)  REVENUE RECOGNITION

         Vehicle sales revenue is recognized upon delivery, when the sales contract is signed and down payment has been received. Notes received from buyers are generally sold to finance companies. Finance fees are received for notes sold to finance companies and are recognized, net of anticipated charge backs, upon acceptance of the credit by the finance companies. These fees are included in service, parts, and other revenues in the statements of operations. Parts and service revenues are recognized at the time of sale or service.

         The Partnership recognizes fees from the sale of third party extended warranty service contracts at the time of sale. Warranty service contract revenues are included in service, parts, and other revenues in the statements of operations.

    (m)  MAJOR SUPPLIER AND DEALER AGREEMENT

         The Partnership purchases substantially all of its new vehicles and inventory from one manufacturer at the prevailing prices charged by the manufacturer. The Partnership's overall sales could be impacted by the manufacturer's inability or unwillingness to supply the dealership with an adequate supply of popular models.

 (2)  ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following (in thousands):

                                                     MARCH 31,
                                                      1998         DECEMBER 31,
                                                   (UNAUDITED)    1997     1996
                                                  -------------  -------  -------

Contracts in transit and vehicle receivables            $1,780    $2,139   $1,014
Trade                                                       62       109      167
Manufacturer and other                                     344       414      265
                                                        ------    ------   ------
 Total accounts receivable                              $2,186    $2,662   $1,446
                                                        ======    ======   ======

         Contracts in transit receivables are due from financial institutions and regional banks for funding of customer vehicle purchases and are normally collected within 30 days. Trade receivables primarily consist of commercial receivables for parts sales and finance receivables from financial institutions for financing commissions. Manufacturer and other receivables consist of amounts due from manufacturers for rebates on vehicle purchases (holdbacks), manufacturer incentives and reimbursable warranty coverage expenses.

(3) INVENTORIES AND FLOOR PLAN NOTES PAYABLE

    Inventories and floor plan notes payable were as follows (in thousands):

                                       INVENTORY COST                          FLOOR PLAN NOTES PAYABLE
                              MARCH 31, 1998       DECEMBER 31,       MARCH 31, 1998          DECEMBER 31,
                                (UNAUDITED)     1997      1996         (UNAUDITED)        1997           1996
                            -------------------------------------    -------------------------------------------
New vehicles                  $ 4,825         $ 3,145   $ 5,671          $ 4,750        $ 3,106         $ 5,320
Used vehicles                     943           1,808       927              198            689              60
Rental vehicles,net               617             769       611              660            857             622
Parts and accessories             455             470       487               --             --              --
                            -------------------------------------    -------------------------------------------
Inventories                   $ 6,840         $ 6,192   $ 7,696          $ 5,608        $ 4,652         $ 6,002
                            =====================================    ===========================================

         Inventory floor plan notes payable consist of notes from a financing institution that bear interest at prime plus .5% (9% at December 31, 1997, 8.75% at December 31, 1996) and are secured by vehicles and vehicle receivables. The floor plan agreement permits the Partnership to borrow up to $7 million; borrowings are limited by vehicle inventory levels.

(4) PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                          MARCH 31,
                                            1998        DECEMBER 31,
                                         (UNAUDITED)   1997      1996
                                         -----------  -------  --------
Leasehold improvements                     $ 546       $ 546     $ 536
Equipment                                    234         234       227
Company vehicles                               -          50        53
Furniture and fixtures                       140         140       126
                                         -----------  -------  --------
                                             920         970       942
Less accumulated depreciation               (357)       (368)     (252)
                                         -----------  -------  --------
Property and equipment, net                $ 563       $ 602     $ 690
                                         ===========  =======  ========

(5) LONG-TERM DEBT

    Long-term debt consists of the following (in thousands):

                                         MARCH 31,
                                           1998         DECEMBER 31,
                                        (UNAUDITED)    1997      1996
                                        -----------   -------  --------
BMW Financial Services Term Loan #1        $1,361     $1,445    $1,778
BMW Financial Services Term Loan #2            43         53        93
RGBMW, Inc.                                 1,400      1,400     1,400
City National Bank                              -          -         4
                                        -----------   -------  --------
                                            2,804      2,898     3,275
Less current portion                         (373)      (373)     (377)
                                        -----------   -------  --------
Long-term debt, net                        $2,431     $2,525    $2,898
                                        ===========   =======  ========

         BMW Financial Services term loans #1 and #2, each secured by substantially all the assets of Beverly Hills BMW, are payable in monthly principal installments of $27,778 and $3,333 respectively, plus interest charged at a rate of interest equal to BMW Financial Services prime interest rate plus 0.5%. Term loan #1 has a maturity date of April 2000. Term loan #2 has a maturity date of April 1999

         In April 1994, RGBMW, Inc., an affiliate, provided Beverly Hills BMW a working capital loan of $1,400,000 secured by all the assets of the partnership and payable in 72 monthly installments bearing interest at the prime interest rate plus 1.5%. This loan is subordinate to all and any indebtedness or obligations owed by the partnership to BMW of North America, Inc. and/or BMW Financial Services, Inc. and shall be secured by all the junior security interest in all of the assets of the partnership. All monthly principal and interest payments since inception have been deferred by affiliate. Per Partnership Agreement, interest is being accrued monthly. Accrued interest at December 31, 1997 and 1999 was $614,000 and $431,000, respectively.

         City National Bank debt is unsecured, payable in monthly installments of $500 and was paid off in September 1997.

The following is a schedule of the future maturities of long-term debt (in thousands):

          Year ending December 31:
          ------------------------
               1998                            $   373
               1999                              1,746
               2000                                779
           Thereafter                                -
                                               -------
                                               $ 2,898
                                               =======

(6) COMMITMENTS

         The minimum rental commitments under operating leases which have terms greater than one year after December 31, 1997 are as follows (in thousands):

          Year ending December 31:
          ------------------------
          1998                                     $ 1,176
          1999                                       1,176
          2000                                       1,176
          2001                                       1,176
          2002                                       1,176
          Thereafter                                 5,880
                                                   -------
                                                   $11,760
                                                   =======

         Amounts paid under operating leases totaled $337,000 and $335,000 for the unaudited three months ended March 31, 1998 and 1997,respectively and $1,344,000, $1,334,000 and $1,311,00for the years ended December 31, 1997, 1996 and 1995, respectively.

(7) RELATED PARTY TRANSACTIONS

    LEASE

         The Partnership leases a portion of its facilities from RGBM Corporation, an affiliate,for $60,000 per month. Rental expense under the terms of the agreement between the Partnership and the affiliate totaled $180,000 for each of the unaudited three month periods ended March 31, 1998 and 1997, and $720,000 per year for each of the years ended December 31, 1997, 1996, and 1995, respectively.

    DUE TO AFFILIATE

         Due to affiliate of $195,000 relates to leasehold improvements funded by an affiliated company.

(8) SUBSEQUENT EVENTS

    In April 1998, substantially all of the operating assets of the Partnership were acquired by FirstAmerica Automotive, Inc. No adjustments related to the acquisition are reflected in the accompanying historical financial statements.